Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Enterprises Announces The Creation Of

CoreTech Consulting Group LLC

New Partnership Closely Aligns The Interests Of The Company,

Its Managing Consultants and Customers

Irvine, Calif. (September 24, 2002) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art development technology and business solutions, announced today the signing of an Operating Agreement for the creation of CoreTech Consulting Group, LLC. CoreTech is a leading provider of Consulting Services and Solutions to the Life Sciences and Financial Services industries.

CoreTech, based in King of Prussia, Pennsylvania, is recognized as a leader in the highly competitive field of Information Technology Consulting.  CoreTech provides consulting and services in the areas of Internetworking, Platforms, Security, Business Intelligence, Project Management, Project Staff Augmentation, and Support/Help Desk Services, to its Fortune 50 client base.

The newly created organizational structure will more closely resemble a consulting model that aligns the interests of CoreTech, its key consulting management and thought leaders, and its customer base.

“We have studied the past success that CoreTech has had over the last ten years and determined that a key component of the success resulted from the direct alignment of the interests of its stakeholders – the clients, employees and partners,” said Menachem Hasfari, chief executive officer of Magic Software Enterprises.  “During the past year, we have met with most of our key customers and listened to why they choose to buy consulting services from certain organizations rather than others. It was clear that they want to partner with companies who have aligned interests in the success of both projects and resource placements.”

The new LLC structure provides CoreTech with the flexibility to have as many partners as warranted by its business, while enabling Magic Software Enterprises, a significant strategic and financial partner, to maintain ownership interest of the consulting group.

In addition, the following individuals were nominated as shareholders: Michael Brown, Steve Brown, Andrew Cox, Peter Cherpack, Frank Daly, Michael Ford, Doug Nohe, Krishna Palaparthi, Mark Redlus and Carol Sysak. The individual partners are charged with building the future value of the company.

About CoreTech Consulting Group, LLC. (CoreTech)
CoreTech, a subsidiary of Magic Software Enterprises, is a leading provider of Consulting Solutions in the areas of Internetworking, Security, Platforms, Business Intelligence, Program and Project Management, Project Staff Augmentation, and Support Services in the Life Sciences and Financial Services industries. CoreTech's clients include enterprises such as GlaxoSmithKline , Johnson & Johnson, Wyeth, SunTrusT Banks, Synovous Financial and many more. CoreTech, which has been named to the "Inc. 500" and Deloitte & Touche's "Fast 500," is based in suburban Philadelphia. More information about CoreTech may be obtained by calling 800/220-3337 or by visiting www.coretech.com.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 13710 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, www.magicsoftware.com.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.